As filed with the Securities and Exchange Commission on: July 16, 2004
                                                         -------------

                                                     Registration No. 333-112824

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               AMENDMENT NO. 2 TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933

                            HYDRON TECHNOLOGIES, INC.
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)

                                    New York
            --------------------------------------------------------
            (State or jurisdiction of incorporation or organization)

                                   13-1574215
                     ---------------------------------------
                     (I.R.S. Employer identification Number)

                              2201 West Sample Road
                              Building 9, Suite 7B
                          Pompano Beach, Florida 33073
                                 (954) 861-6400
       -----------------------------------------------------------------
               (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

                                William A. Lauby
                             Chief Financial Officer
                            Hydron Technologies, Inc.
                              2201 West Sample Road
                              Building 9, Suite 7B
                          Pompano Beach, Florida 33073
                                 (954) 861-6400
            --------------------------------------------------------
            (Name, address, including zip code, and telephone number
                   including area code, of agent for service)

                                 With a copy to:
                          Robert C. Brighton, Jr., Esq.
                  Ruden McClosky Smith Schuster & Russell, P.A.
                           200 East Broward Boulevard
                                   Suite 1500
                         Fort Lauderdale, Florida 33301
                                 (954) 527-2473

         Approximate date of commencement of sale to the public: From time to time after the effective date of this Registration Statement as determined by the selling shareholders.

         If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [X]

         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under he Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

         If this Form is post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

PROSPECTUS

                            HYDRON TECHNOLOGIES, INC.
                        8,766,500 Shares of Common Stock
                               2,210,000 Warrants

This prospectus relates to the offering from time to time of up to 8,766,500 shares of Common Stock and 2,210,000 warrants to purchase shares of Common Stock ("Securities") of Hydron Technologies, Inc. by the shareholders named in this prospectus or their transferees, pledgees, donees or successors ("Selling Shareholders"). The Selling Shareholders' include the Company's Chairman of the Board and current Chief Executive Officer, Richard Banakus and the other three members of the Board of Directors (see "Selling Shareholders" below). Hydron will receive an aggregate $2,837,173 upon the exercise of the warrants and options, assuming the exercise of all warrants and options for cash. Hydron will not receive any proceeds from sales of the outstanding shares of Common Stock or sales of the underlying shares relating to the warrants and options.

Hydron is registering these Securities for resale, but the registration of these Securities does not necessarily mean that the Selling Shareholders' will sell any of these Securities.

Our Common Stock is quoted on the OTC Bulletin Board, a regulated quotation service for over-the-counter securities not listed or traded on NASDAQ, under the symbol HTEC.OB. On January 30, 2004, the closing price of the Company's Common Stock was $ 0.58. The warrants are not quoted or traded in any securities market.

INVESTING IN OUR SECURITIES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR DISCUSSION OF THESE RISKS.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE SALE OF THE COMMON STOCK OR DETERMINED THAT THE INFORMATION IN THIS PROSPECTUS IS ACCURATE AND COMPLETE. IT IS ILLEGAL FOR ANY PERSON TO TELL YOU OTHERWISE.

The date of this prospectus is July 16, 2004.

                                   THE COMPANY

Hydron Technologies, Inc. markets a broad range of personal care products using a moisture-attracting ingredient (the "Hydron(R) polymer"), and owns a non-prescription drug delivery system for topically applied pharmaceuticals, which uses such polymer. The Company markets its skin care products through Hydron's direct-to-consumer catalog and on the Internet at www.hydron.com. Hydron has received a patent on its method for delivery of oxygen into the skin and tissue without the use of the bloodstream and is committed to the development of products and medical applications associated with its proprietary tissue oxygenation technology.

Our principal offices are located at 2201 West Sample Road, Building 9, Suite 7B, Pompano Beach, Florida 33073 and our telephone number is (954) 861-6400. Our website address is www.hydron.com. Information on our website does not constitute part of this prospectus.

                                  RISK FACTORS

You should carefully consider the following risks before making an investment decision. We urge you to consult with your own legal and tax advisers prior to making an investment decision.

Hydron Has Received a "Going Concern" Report from Our Auditors
--------------------------------------------------------------

The Company has received a "going concern" report from its independent certified public accountants. The Company has experienced losses from operations in every fiscal year since 1996. These matters raise substantial doubt about the Company's ability to continue as a going concern.

We have incurred significant losses over the past five years and anticipate that we will continue to incur substantial losses, both on a net and operating basis, in the current year. The Company is dependant on the proceeds of private offerings to finance its current operations. The ability of the Company to continue as a going concern is dependent upon, among other things, development of Hydron's oxygenation technology, enhanced sales levels, the careful management of costs, and receipt of additional equity financing.

Hydron Has Not Paid Dividends Since 1996 and Its Ability to Pay Dividends Depends Upon Improvements in Our Financial Results
-------------------------------------------------------------------------

We cannot assure you that the Company will operate at a profit in the future or whether or when we will generate cash flow from legally available sources sufficient to pay dividends. The Company has no current plans or intentions of paying dividends in the foreseeable future and may never pay any dividends. Management of the Company will pay costs incurred in operating the Company and conducting and completing the Company's business plan before dividends are paid. We may also enter into agreements relating to loans to us that would prohibit the payment of dividends. In addition, the Board of Directors may determine to establish and maintain reserves for working capital, taxes, insurance and other costs and expenses relating to the Company's business. Any of the foregoing events may delay or prevent your receipt of dividends.

We May be Unable to Successfully Develop and Market Products Using the Super-Oxygenation Technology
----------------------------------------------------------------------

We have had some initial research success utilizing a new technology that super-oxygenates certain liquids and have focused our business strategy around the development and marketing of products derived from this technology. However, as we conduct additional research, our initial results may be offset by currently unknown negative attributes.

Technical Difficulties

Among other things, the ability to super-oxygenate liquids may be limited to only a few specific substances, restricting the number and type of products that may be developed using the new technology. Additional research will be required to determine whether fluids with varying degrees of viscosities will retain super-oxygenation. Other desirable ingredients such as sterilizing additives may react with the high level of oxygen and change the expected results thus limiting the number or types of additives that could be used.

Reaction by Users

The combination of additives with the high level of oxygen in the products may cause users of such products to experience negative reactions that would outweigh the potential benefits of the products. The normal reaction from additives may vary when combined with extra oxygen and the expected result may not be achieved.

FDA Approvals

Our marketing of commercial products based on the new technology is dependent on achieving various milestones in the research and development by certain dates. There can be no assurance that these progress goals will be met or that we will be able to introduce commercial products using the new technology on the timetable contemplated by our business strategy or at all. Moreover, some products will require approval by the Food and Drug Administration. This approval process can be lengthy and costly (several hundred thousand dollars). Delays in or the failure to obtain necessary FDA approvals would limit our ability to offer products using the new technology.

Attracting Strategic Alliances

We will seek to develop alliances with leaders in other industries to develop, market and distribute products using the new technology. However, these companies may choose to develop their own alternative technologies, or we may be unable to negotiate an alliance on satisfactory terms. Without such alliances, our ability to successfully conduct product development, and market and distribute new products will be adversely affected by our limited resources, including our marketing ability and access to distribution channels. Failure to develop alliances would significantly reduce the commercial potential of the new technology.

Raising Additional Financing

We expect that significant additional financing will be required to develop the broad-ranging infrastructure we believe will be necessary to fully realize the commercial potential of our new technology in several areas, including, health care, industrial and cosmetic uses. We will be required to raise additional financing to fund several years of research, develop manufacturing techniques, and create products and packaging necessary for product distribution. Equity financing will dilute current shareholders' holdings and the price received for our stock in such financings may be very dilutive to existing shareholders depending on R & D results, market conditions, and other factors affecting the price of securities.

Qualified Employees

If we are unable to attract and retain qualified personnel, and obtain adequate accounting and management resources, along with computer hardware and software capabilities that we do not currently possess, our ability to commercially exploit this new technology will be impeded and result in a delay in achieving alliance agreements, product introductions and brand development.

We Are Dependent Upon Key Personnel
-----------------------------------

Our success depends substantially upon our ability to attract, integrate, motivate and retain qualified senior management and key research and sales personnel. Our Company is currently managed by Richard Banakus, who serves on an interim basis as President and Chief Executive Officer, by Terrence S. McGrath, our Chief Operating Officer, and by William A. Lauby, our Chief Financial Officer. The loss of Mr. Banakus, Mr. McGrath, or Mr. Lauby would have a material adverse effect on our business.

Competition for qualified managerial, technical and sales personnel is intense, and we may not be able to retain existing or attract additional qualified personnel in the future. If we were to lose key personnel or fail to attract additional personnel with appropriate qualifications, we would have difficulty implementing our business strategy, and our operating results and financial condition could be materially adversely affected.

We Will Require Significant Working Capital in the Future
---------------------------------------------------------

We anticipate that present working capital balances and internally-generated funds will be sufficient to meet our working capital needs for the next twelve months. The development of our oxygenation technology will depend on our ability to raise capital on commercially reasonable terms. There is no assurance that we will be able to obtain additional financing for such purposes or on acceptable terms. Any additional equity financing may dilute existing holders of our equity. Debt and bank financing, if and when incurred, will affect our operating results and may require us to agree to restrictive covenants that may impact the way we implement new initiatives and operate our business.

Competition in the Cosmetics and Skin Care Products Business is Significant
---------------------------------------------------------------------------

The cosmetics and skin care products business is highly competitive. Our competitors generally have greater financial and other resources than we possess, including increased brand recognition.

Our industry frequently experiences rapid changes due to fluctuations in consumer preferences and industry trends. We compete on the basis of numerous factors. Brand recognition, product quality, performance and price, and the extent to which consumers are educated about product benefits have a marked influence on consumers' choices. Advertising, promotion, merchandising and packaging, along with the timing of new product introductions and line extensions also have a significant impact on buying decisions, while the structure and quality of the marketing channels affect product reception. Our competitors' products are often supported by substantial promotional campaigns. These factors, as well as demographic trends, economic conditions, competitors' discount pricing strategies, and potential direct sales by manufacturers to our customers could have a material adverse effect on our business, financial condition and results of operations.

We Rely Upon Our Licensing Agreement With National Patent Development Corporation for the Supply of the Hydron (TM) Polymer
---------------------------------------------------------------------

National Patent Development Corporation ("NPDC") has granted us an exclusive worldwide license to market products using Hydron(TM) polymers in the oral health, personal care/cosmetic and other consumer product fields, and to utilize the Hydron(TM) polymer as a drug release mechanism in topically applied, nonprescription pharmaceutical products. The Hydron(TM) polymer is the underlying technology in substantially all of the Company's existing products, but is not integral to our new super-oxygenation technology. However, the loss or substantial dilution of our rights to use the Hydron(TM) polymer would have a material, adverse affect on our business.

Hydron is currently in negotiations with the assignee and successor in interest of NPDC to eliminate or reduce the royalties payable on the sales of products that utilize the Hydron(TM) polymer. If these negotiations are not concluded successfully, the existing agreement would continue and Hydron would be required to pay any royalties that are in arrears (approximately $120,000) as of December 31, 2003. This would reduce the funds available for the development of our oxygenation technology

We Are Reliant Upon Independent Third Parties for the Manufacture of Our Hydron
(TM) Polymer-Based Products
-------------------------------------------------------------------------------

Hydron(TM) polymer-based products are manufactured exclusively for us by independent third parties. To date, the outsourcing of the production has allowed us to meet shipment demands in a timely manner. If we experience delays in the delivery of the finished products or the raw materials or components used to make such products, our business could be adversely affected.

We Have a Limited Ability to Protect Our Intellectual Property
--------------------------------------------------------------

We regard our patents, copyrights, trademarks, service marks, and other intellectual property as important to our success.

We hold several patents relating to our products and have licensed the rights to the Hydron polymer for the uses described above. However, not all of our technology is protected by patents or registration, and even if protected in some jurisdictions, may not be protected in every jurisdiction where our products are or may be sold.

The steps taken by us, and by those with whom we hold licenses, to protect our intellectual property may not be adequate. Third parties may infringe or misappropriate our patents, copyrights, trademarks, service marks and similar propriety rights. We will rely on patent, trademark, and copyright law, trade secret protection and confidentiality, as well as, license and other agreements with employees, customers, strategic partners and others to protect our intellectual property. Effective patent, copyright, trademark, service mark and trade secret protection may not be available in all markets where our products are or may be sold.

Hydron's stock has a market value below $1.00, which restricts trading the stock.
--------------------------------------------------------------------------

Our common stock is subject to the penny stock rules, which means our market liquidity could be adversely affected. The SEC's regulations define a "penny stock" to be an equity security that has a market price less than $5.00 per share, subject to certain exceptions. These rules impose additional sales practice requirements on broker dealers that sell low-priced securities to persons other than established customers and institutional accredited investors; and require the delivery of a disclosure schedule explaining the nature and risks of the penny stock market. As a result, the ability or willingness of broker-dealers to sell of make a market in our common stock might decline.

Our Common Stock Price May Be Volatile
--------------------------------------

Although our Common Stock trades on the over-the-counter market and is quoted on the OTC Bulletin Board, we cannot assure you that there will be an active trading market or adequate liquidity for our Common Stock. In addition, the trading price of our common stock has been and may continue to be subject to wide fluctuations over short and long periods of time. Our stock price may fluctuate in response to a number of events and factors, including:

     o    quarterly or cyclical variations in financial results;
     o    future announcements concerning our business;
     o changes in financial estimates and recommendations by securities analysts;
     o    news reports relating to trends in relevant industries;
     o    actions of competitors or the entrance of new competitors;
     o market and industry perceptions of our success, or lack thereof, in pursuing our business plan;
     o    prevailing interest rates;
     o    governmental regulations;
     o    changes and developments affecting relevant industries; and
     o    general market conditions.


No Market Exists for the Sale of Our Warrants
---------------------------------------------

Although our Common Stock trades on the over-the-counter market and is quoted on the OTC Bulletin Board, there is no established market or price quotation for warrants to purchase our Company's Common Stock. Accordingly, it is unlikely that you will be able to sell the warrants except in private sales. This lack of a trading market and price substantially limit your ability to sell such warrants and, should you be able to, would likely depress the price you would receive in any such sale.

Moreover, the value of the warrants will be affected by the same factors affecting the value of our shares of Common Stock.

Issuance of Additional Stock Could Dilute, Impede Tender Offers or Adversely Affect the Rights of Common Stock Holders
----------------------------------------------------------------------------

Our authorized, unissued and unreserved shares of capital stock as of January 30, 2004 includes (i) a total of approximately 16,200,000 shares of Common Stock and (ii) a total of 5,000,000 shares of preferred stock. Our Board of Directors, without any action by our shareholders, is authorized to issue additional shares of Common Stock and to designate and issue shares of preferred stock in such series as it deems appropriate, and to establish the rights, preferences, and privileges of such preferred stock, including dividend, voting and liquidation rights. The ability of the Board to issue additional shares of Common Stock and to designate and issue Preferred Stock having preferential rights to those of the shares of Common Stock could dilute the value of the shares of Common Stock. In addition, the issuance of shares of preferred stock with special rights or disproportionate voting power could impede or deter an unsolicited tender offer or other takeover proposal for us, and could adversely affect the voting power and other rights of holders of our Common Stock.

Future Sales of Our Common Stock Could Depress Our Stock Price
--------------------------------------------------------------

We cannot predict the effect that future sales of our Common Stock will have on its market price. As of January 30, 2004, there were 9,260,136 shares of Common Stock outstanding and an additional 4,481,500 warrants or options to purchase shares of our Common Stock outstanding. Shares that were sold to Selling Shareholders or other shares of our Common Stock that we issue in the future may become available for resale in the public market from time to time. Sales of substantial amounts of our Common Stock, or the perception that such sales may occur, could adversely affect the market price of our Common Stock or our ability to raise capital by offering equity securities.

We May Experience Volatility in Our Stock Price That Could Affect Your
Investment
----------------------------------------------------------------------

The price of our Common Stock has been, and may continue to be, highly volatile in response to various factors, many of which we cannot control, including:

     o    developments in the industries in which we operate;
     o actual or anticipated variations in quarterly or annual operating results;
     o    speculation in the press or investment community; and
     o announcements of technological innovations or new products by us or our competitors.

Our Common Stock's market price may also be affected by our inability to meet analyst and investor expectations or our failure to achieve projected financial results, including those set forth in this prospectus. Any failure to meet such expectations or projected financial results, even if minor, could cause the market price of our Common Stock to decline. Volatility in our stock price may result in an inability to sell shares at or above the price at which they were purchased in this offering.

In addition, stock markets have generally experienced a high level of price and volume volatility, and the market prices of equity securities of many companies have experienced wide price fluctuations not necessarily related to the operating performance of such companies. These broad market fluctuations may adversely affect our Common Stock's market price. In the past, securities class action lawsuits frequently have been instituted against such companies following periods of volatility in the market price of such companies' securities. If any such litigation is instigated against us, it could result in substantial costs and a diversion of management's attention and resources, which could have a material adverse effect on our business, results of operations, and financial condition.

Our Executive Officers and Directors Control a Significant Percentage of Our Common Stock and These Shareholders May Take Actions That Are Adverse to Your Interests
-----------------------------------------------------------------------------

Our executive officers and directors and entities affiliated with them, in the aggregate, beneficially own approximately 42.5% of the outstanding shares of our Common Stock. As a result, these shareholders, acting together, can significantly influence all matters requiring shareholder approval, including the election and removal of directors and approval of significant corporate transactions such as mergers, consolidations, and sales of assets. They also could dictate the management of our business. This concentration of ownership could have the effect of delaying, deferring, or preventing a change in control or impeding a merger or consolidation, takeover, or other business combination, which could cause the market price of our Common Stock to fall or prevent you from receiving a premium in such a transaction.

The conditions described above could delay or impede transactions involving a change in control of the Company or its management.

                           FORWARD-LOOKING STATEMENTS

This prospectus contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. All statements, other than statements of historical fact, about our plans, beliefs, goals, intentions, objectives, projections, expectations, assumptions, strategies, and future events are forward-looking statements.

Words such as "may," "will," "believe," "plan," "should," "could," "seek," "expect," "anticipate," "intend," "estimate," "goal," "objective" and similar words, or discussions of our strategy or other intentions identify forward-looking statements. Forward-looking statements are subject to a number of known and unknown risks, uncertainties, and other factors that could cause actual results to differ materially from those contemplated by such forward-looking statements. Consequently, you should not place undue reliance on these forward-looking statements.

     o Important factors that could cause a material difference in the actual results from those contemplated in such forward-looking statements include, but are not limited to, those listed under "Risk Factors" and elsewhere in this prospectus.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this pre-effective Amendment No. 2 to Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pompano Beach, and State of Florida, on this 15th day of July 2004.


                                        HYDRON TECHNOLOGIES, INC.


                                        By: /s/ RICHARD BANAKUS
                                            ------------------------------------
                                            Richard Banakus
                                            Chairman of the Board of
                                            Directors, President, Chief
                                            Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this pre-effective Amendment No. 1 to this Registration Statement on Form S-3 has been signed by the following persons in the capacities and on the dates indicated. Each person whose signature appears below constitutes and appoints Richard Banakus, Terrence
S. McGrath, and William A. Lauby, and each of them individually, his true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution, for him in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any Rule 462(b) Registration Statement and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Signature                             Title                          Date
--------------------------     -------------------------------------     -------------

/s/ RICHARD BANAKUS*           Chairman of the Board of Directors,       July 16, 2004
--------------------------     President, Chief Executive Officer
Richard Banakus


/s/ TERRENCE S. MCGRATH*       Chief Operating Officer                   July 16, 2004
--------------------------
Terrence S. McGrath


/s/ WILLIAM A. LAUBY           Chief Financial Officer and Principal     July 16, 2004
--------------------------     Accounting Officer
William A. Lauby


/s/ KAREN GRAY*                Director                                  July 16, 2004
--------------------------
Karen Gray


/s/ JOSHUA ROCHLIN*            Director                                  July 16, 2004
--------------------------
Joshua Rochlin


/s/ RONALD J. SAUL*            Director                                  July 16, 2004
--------------------------
Ronald J. Saul


* By: /s/ WILLIAM A. LAUBY
      --------------------
      William A. Lauby
      Attorney-in-Fact

Dated: July 16, 2004